ALLIANCE SEMICONDUCTOR CORPORATION
4633 Old Ironsides Drive, Suite 240
Santa Clara, California 95059-1836
(408) 855-4900
December 22, 2008
via edgar, facsimile and ups overnight
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628

Attention:	Mr. Gary Todd Mr. Joseph McCann

Re:	Alliance Semiconductor Corporation Form 10-K for the fiscal year ended March 31, 2008 File No. 0-22594
Dear Messrs. Todd and McCann:
By letter received by facsimile on November 13, 2008, Alliance Semiconductor Corporation (the “Company”) received additional comments from the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 10-K for the fiscal year ended March 31, 2008 and its Quarterly Report on Form 10-Q for the fiscal period ended June 30, 2008 (the “Comment Letter”). The Company’s response to these additional comments follows. For your convenience, each of those comments is repeated verbatim with the Company’s response immediately following.
FORM 10-K FOR THE FISCAL YEAR ENDED MARCH 31, 2008
Forward-Looking Statements, page 2
1.	We note your response to prior comment 1. Please tell us whether there is any statutory basis that permits you to not register as an investment company under the Investment Company Act of 1940, such as under Section 3(c)(1) of that Act. If you believe that you have a statutory basis for exemption, please provide us with a detailed analysis. We may have further comment.
RESPONSE:
     Up to March 31, 2006 Alliance Semiconductor Corporation was a worldwide provider of analog and mixed signal products, high-performance memory products and connectivity and

Securities and Exchange Commission
Attention: Messrs. Todd and McCann
December 22, 2008

networking solutions for the communications, computing, embedded, industrial and consumer markets. In addition, the Company made strategic investments in several of its suppliers and business partners, which some stockholders questioned. During 2005, after a period of sustained losses, a group of shareholders sought management changes and ultimately reached agreement with the Company to install a new Board of Directors to refocus the Company on maximizing shareholder value. An analysis by the new Board of the viability of the Company’s operating business units culminated in the disposal of all of the Company’s operating businesses, which were sold in the fiscal quarter ended June 30, 2006. The Company’s strategic and venture investments were also sold with the last sales occurring in 2007.
     The Board continued to evaluate various alternatives for the direction of the Company going forward, including the possibility of utilizing net operating loss carry-forward amounts in the context of acquiring a subsidiary or the operating assets of another company. While this process was being conducted and tax audits successfully resolved, the Company’s officers invested part of the proceeds from the sale of its operating assets and venture capital investments in auction rate securities, under the mistaken belief that these securities were similar to money market instruments and hence, would not require the Company to register under the Investment Company Act of 1940.
     Although we do not believe that there is a statutory basis that permits the Company to not register as an investment company under the Investment Company Act of 1940, we believe that there are compelling policy reasons why the Company should not register. The Company has informed investors that the board of directors has determined to dissolve the Company. In addition, the Company shortly will circulate resolutions to its shareholders seeking shareholder approval of the dissolution. The termination of the Company’s registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), became effective on December 4, 2008, 90 days after the Company’s Form 15 was filed. Therefore, the Company believes that it is no longer subject to the procedures required by the Exchange Act in obtaining shareholder approval for dissolution.
     The Company does not think it would be consistent with the purposes of the Act to compel a Company that is in the process of dissolving to register under the Act. The process of registering under the Investment Company Act of 1940 would impose significant costs and time delays on the Company, and would be counterproductive to the Company’s intent to dissolve quickly and return additional dividends to the shareholders if possible. The Company believes that the Company’s registration under the Act would confuse investors more than protect them.
2.	We note your Form 15 filed on September 5, 2008. It appears that you are relying on a provision of the Exchange Act, Rule 12g-4(a)(1)(i), that no longer exists. Please advise.
RESPONSE:
     We advise the Commission that the Company’s intent in filing the Form 15 was to rely on Rule 12g-4(a)(1), the substance and text of which are substantially identical to the former Rule 12g-

Securities and Exchange Commission
Attention: Messrs. Todd and McCann
December 22, 2008

4(a)(1)(i) that was checked on the Form 15 as filed. The Form 15 includes the Company’s certification that the number of record holders on the date of filing was 94, consistent with the Company’s reliance on Rule 12g-4(a)(1), which permits the Company to file the Form 15 based on a number of record holders below 300 without reliance on an asset test. The Form 15 filed by the Company indicated that the Company also relied on Rule 12h-3(b)(1)(i) in its filing, and the test contained in Rule 12g-4(a)(1) is identical to the test contained in Rule 12h-3(b)(1)(i). The Company believes that there is not a significant likelihood of investor confusion regarding this matter, given the overall context, including the similarity of former Rule 12g-4(a)(1)(i) to current Rule 12g-4(a)(1).
     Given the rule’s history, the Company’s certification on the Form 15 that the number of record holders was under 100 on the date of certification, the fact that the Company also relied on Rule 12h-3(b)(1)(i), the fact that 90 days have elapsed since the filing of the Form 15 and our belief that the Company’s Form 15 as filed is not a source of confusion to investors, we respectfully submit to the Commission that re-filing the Form 15 is not necessary.
3.	We note your Chief Executive Officer and outside counsel participated in an investor conference call on September 4, 2008 prior to your filing a Form 15 on September 5, 2008. Please tell us what consideration you have given to your Regulation FD obligation to provide public disclosure of material nonpublic information to investors. In particular, please tell us whether you have provided public disclosure, as defined in Rule 101(e), for information relating to the following subject matters which are documented in a Thompson StreetEvents TM transcript of the September 4, 2008 investor conference call:
RESPONSE:
     With regard to the investor call on September 4, 2008, the Company considered its obligations under Regulation FD. The Company believes that neither its former Chief Executive Officer nor its outside counsel participating in the investor call disclosed material, nonpublic information on call, either intentionally or non-intentionally. A selective disclosure of material nonpublic information is “intentional,” as defined in Rule 101(a), when the person making the disclosure “either knows, or is reckless in not knowing, that the information he or she is communicating is both material and nonpublic.” [Emphasis added.] “Prompt” public disclosure, as defined in Rule 101(d), is required when a senior official of an issuer “learns that there has been a non-intentional disclosure by the issuer or a person acting on behalf of the issuer of information that the senior official knows, or is reckless in not knowing, is both material and nonpublic.” [Emphasis added.] The analysis below sets forth the reasons why the Company believes that the specific subject matters referenced by the Commission were substantially disclosed publicly at the time of the investor call, or are reasonably deemed by the Company to be not material to an investment decision with respect to the Company’s securities. Therefore, it is the Company’s position that it has no unsatisfied obligations under Regulation FD with regard to the specific subject matters referenced.

Securities and Exchange Commission
Attention: Messrs. Todd and McCann
December 22, 2008

•	The right of your board of directors to not dissolve the corporation;
     The Company believes that the right of the board of directors to not dissolve the corporation, when taken in context with the Company’s Form 8-K disclosure on September 3, 2008 and other statements made by the Company’s representatives on the investor call on September 4, 2008, does not constitute material, nonpublic information. The Company believes that the statements made by its former CEO and outside counsel in the investor call, when taken together, presented the timetable that 1) the board had voted to dissolve, 2) the next step was to obtain stockholder approval, and 3) the board could reverse its decision to dissolve in the meantime if circumstances changed significantly. This message is consistent with, and in the Company’s judgment, not materially different from, the disclosure in the Form 8-K filed by the Company on September 3, 2008, that the Company’s board of directors had “determined to begin proceedings to dissolve the corporation.” Despite the resolution of the Company’s board to dissolve, the language “to begin proceedings” in the Form 8-K makes it clear that the dissolution had begun but was not complete. Boards of directors can, and often do, reverse direction on important decisions facing corporations (e.g. mergers, asset sales, dissolutions, etc.) when circumstances change sufficiently prior to the completion of the transaction originally approved. Given this context and background, the Company does not deem it to be material that its board, in resolving to dissolve the Company, followed common practice and reserved the right to determine not to dissolve if circumstances changed sufficiently. Thus, the Company does not believe that disclosure in the investor call of the fact that the Company’s board reserved the right to not dissolve the corporation triggered a Regulation FD obligation.
•	Your explanation of why the auction rate securities cannot be distributed to shareholders;
     The Company believes that the fact that the auction rate securities can not be distributed to shareholders, not the underlying explanation as to why, represents material information, and that thus, the referenced explanation did not provide anything substantially material beyond that which was publicly available in the Company’s public filings. For example, in the Form 8-K filed on September 3, 2008, the Company noted that “...the amount and timing of additional distributions to shareholders is uncertain, especially because the company’s holding of auction rate certificates will need to be monetized in an orderly manner.” [emphasis added]. This statement makes it clear that some kind of liquidity event would need to precede a distribution with regard to the auction rate securities. While the possibility of holding auction rate securities instead of shares of the Company’s stock clearly would be material, the Company does not believe that the technical reason preventing that situation is material to investors. Additionally, had investors been interested, they could have done independent research from publicly available information to learn the technical reason as to why the auction rate securities could not be distributed to shareholders.

Securities and Exchange Commission
Attention: Messrs. Todd and McCann
December 22, 2008

•	Your intention to quote on the PinkSheets;
     It is the Company’s belief that the former CEO’s statements regarding the PinkSheets did not speak as to the Company’s intention to quote on the PinkSheets, but rather as to his opinion as to whether market makers would continue to make a market in them on the PinkSheets. Given this distinction and the fact that the Company’s securities were already trading on the PinkSheets at the time of the investor call, the Company does not believe that the referenced subject matter constituted material information that would come to bear on an investor’s decision on whether to invest in the Company’s securities.
•	Your communication with the New York Attorney General regarding your auction rate securities;
     On the investor call, the substance of Mr. Keating’s communications with the New York Attorney General was not revealed. The Company believes that it had no Regulation FD obligation with respect to the mere fact that communications were held. This belief is supported by an interchange on the investor call between Mr. Keating and Jeff Moss of Harvey Partners. Mr. Keating was specifically asked by Mr. Moss what Bear Stearns and the New York Attorney General were telling the Company, and Mr. Keating replied, “Well those are private conversations and I will not divulge them on this call.” This prompted Mr. Moss to retort, “...frankly I don’t understand the purpose of the call.” This response by Mr. Moss suggests that Mr. Keating withheld, rather than conveyed, material nonpublic information with regard to the New York Attorney General communications.
•	The current interest rate on you auction rate securities;
     The current interest rate on the auction rate securities can be calculated using the prospectus for the auction rate securities, which was publicly available at the time of the investor call. The Company has identified the auction rate securities in its public filings in sufficient detail to allow investors to locate the prospectus related to the auction rate securities. The prospectus provides that in the case of failed auctions, which are held every 28 days, the interest rate on the auction rate securities held by the Company is the “maximum rate,” which is “equal to the sum of (A) the 30-day LIBOR Rate on the auction date for the applicable distribution period, plus (B) the applicable percentage as determined by reference to the following table:

Prevailing Rating of Ambac
Assurance’s financial strength
Moody’s	Standard & Poor’s	Applicable Percentage
“Aaa”	“AAA”	1.00%
“Aaa1” or below	“AA+” or below	2.00%

Securities and Exchange Commission
Attention: Messrs. Todd and McCann
December 22, 2008

     Using this information, the then-prevailing rating of Ambac Assurance’s financial strength, and the most recently published 30-day LIBOR Rate, one would estimate the maximum rate as of September 4, 2008 to be 4.5% (2% + 2.5%). This is in fact the rate suggested by the private investor on the call, who said that he thought the rate was “2 over LIBOR” or 4.5%. The exact rate confirmed by Mr. Keating on the call, 4.48%, is not materially different from the rate which could be, and in fact was, calculated from publicly available information by the private investor.
•	that AMBAC has never indicated any intention of exercising the put on the securities you hold;
     The Company believes that this information was substantively provided in its Quarterly Report on Form 10-Q filed on August 21, 2008. The 10-Q contains the following sentence under Part 3 of Item I: “Ambac Assurance has a put right to compel conversion of our investment in auction-rate securities to Ambac preferred stock, but has never indicated publicly that they have any intention of doing so.” Thus, the Company does not believe that the referenced information provided any material information that had not been recently conveyed by the Company.
•	Your statement that you are not dissolving the corporation; and
     The Company believes that when taken in context, the referenced statement regarding the Company’s plans regarding timing for the dissolution of the corporation is consistent with the Form 8-K issued by the Company on September 3, 2008. The press release stated in part that the Company’s Board had determined “to begin proceedings to dissolve the corporation.” While the former CEO’s statement on page 11 of the transcript “We are not yet dissolving the company,” could be viewed as materially different to the content of the Form 8-K if taken alone, outside counsel clarified and corrected the referenced statement quickly after it was made. The Company’s outside counsel pointed out that the Company’s Board had voted to dissolve, as suggested by the press release, but that the dissolution process could not become complete without stockholder approval. The Company’s former CEO then agreed with outside counsel’s correction.
•	Your counsel’s statement that your board would need to submit the dissolution issue to your shareholders.
     The Company believes that the referenced statement would be a correct statement regardless of the Company’s state of incorporation, and thus, constitutes a point of law that could be gleaned by publicly available information at the time the statement was made, and did not trigger an additional Regulation FD disclosure obligation.

Securities and Exchange Commission
Attention: Messrs. Todd and McCann
December 22, 2008

FORM 10-Q AS OF JUNE 30, 2008
4.	We refer to your response to comment 3, including the proposed disclosure for SFAS 157. Please respond to the following:
•	Please tell us how you determined the amounts and timing of future principal payments.
     In our proposed SFAS 157 disclosure we indicated we used estimates with respect to the amounts and timing of future interest and principal payments. In this regard, we considered the face amounts and maturity dates of the underlying assets held in our auction rate securities to determine if an additional risk premium would be appropriate for use in our discounted cash flow model. The timing of the principal payments is based on the stated maturity dates of the underlying assets held at June 30, 2008 (a maximum of 28 days) and the amounts are based on our portion of the undivided interest in the aggregate quoted face amount.
•	Clarify what you mean by “forward projections of interest rate benchmarks.” In that regard, clarify the nature of the benchmarks, how the forward promections were determined and how the rates were utilized in your analysis.
     Regarding the forward projections of interest rate benchmarks we considered various data related to the Fed Fund Rate, LIBOR, current rates for instruments of similar risk and maturity as the underlying assets, and other Treasury rates in determining appropriate risk premium adjustments for use in our model. Based on the fact that our auction rate securities are currently paying 2% higher than the 30-day LIBOR rate, which is substantially higher than the rates paid on underlying assets with similar default risk and significantly higher rates than longer term risk free rates (for example, a 10 year treasury carried a rate of approximately 3.99% at June 30, 2008), we determined no additional risk premium was deemed necessary.
•	In your proposed disclosure for SFAS 157 you indicate that you in part considered “guarantees in place.” Please tell us about the nature and terms of these guarantees, including how you considered those guarantees in the valuation.
     The guarantees in place that we considered relate to the fact that we are receiving the default interest rate for each 28-day distribution period and will continue to do so until auctions become successful and Ambac Assurance’s credit rating improves. As previously noted, the default 28-day rate at June 30, 2008 was approximately 4.46%. This guarantee was used as the June 30, 2008 rate of

Securities and Exchange Commission
Attention: Messrs. Todd and McCann
December 22, 2008

interest we receive in our discounted cash flow model. Further, when auctions become successful we will no longer be holders of auction rate securities. Finally, if, and when, Ambac’s credit rating improves, if prior to a successful auction, we will update our assumptions accordingly.
•	In light of the failed auctions and illiquidity of your ARS securities, tell us how you determined “the rate of return required by investors to own such securities given the current liquidity risk associated with auction-rate securities.” Also, tell us how you used the rate in your analysis and why you believe your determination is a reasonable reflection of a market rate given the illiquidity of the securities.
     As noted above, and in our previous response to Comment #7 of your letter dated August 26, 2008, we analyzed these factors to determine if any additional risk premium adjustments were appropriate for our discounted cash flow model. Since there are no comparable instruments that pay a monthly interest rate of 4.46% we determined no additional risk premium adjustment was appropriate at June 30, 2008. Further, as noted in our previous response to Comment #9 of your letter dated August 26, 2008, we have the ability and intent to hold these securities until the liquidity returns or another viable options arises allowing us to liquidate these securities at their par / fair value.
5.	We refer to your response to comment 4. Please respond to the following (a response appears after each bullet):
•	Tell us what you mean when you state that you “avoided the strict one year interpretation of current assets.” If you used other than one year for an operating cycle, please specifically address how you considered the guidance from paragraph 5 of Chapter 3A of ARB 43. We note that the guidance indicates that when a particular business has no clearly defined operating cycle, the one-year rule should govern. In light of the disposal of all of your business operations, it is not clear how you can conclude that you have a clearly defined operating cycle. Please explain.
•	As a related matter, in light of the failed auctions since August of 2007, please tell us why you believe it is reasonable to expect that the auction rate securities will be realized in cash or sold or consumed during the normal operating cycle of your business, as defined in paragraph 5 of Chapter 3A of ARB 43. We note your statement in comment 7 that you are “unable to reasonably estimate when auctions will become successful.”

Securities and Exchange Commission
Attention: Messrs. Todd and McCann
December 22, 2008

     In our asset classification review for the preparation of our Form 10-Q for the quarter ended June 30, 2008 in accordance with Chapter 3A of ARB 43 we considered a multitude of circumstances to properly reflect our financial position.
     The first step in the process constituted a review of the Company’s operating cycle including a determination of what the current and future operations of the Company were at that time. We determined the business operation and corresponding business cycle began on approximately June 1, 2008. This was determined as the beginning of the current operating cycle as it approximated the date all of the Company’s affairs, with the exception of the liquidation of auction rate securities, were substantially completed. We further contemplated the purchase date (approximately 2007) of the auction rate securities as well as the beginning of the loss of liquidity (August 2007) to determine the beginning of our operating cycle inclusive of June 30, 2008, and correspondingly, the appropriate length of our operating cycle. Additionally, the end of the operating cycle was determined to be the liquidation of our auction rate securities with no definitive evidence as to when this would occur.
     At this point, we reviewed the guidance contained in paragraph 2 of Chapter 3A of ARB 43 related to a strict one year interpretation for classifying assets and liabilities as current. We also noted that paragraph 5 requires one year governance in the absence of a clearly defined operating cycle. We considered this one year interpretation and again reviewed various factors. The first factor was determining the beginning of the on-going business cycle inclusive of June 30, 2008. Under the assumption our business cycle began on June 1, 2008, we noted our auction rate securities were held for almost the entire previous business cycle in the absence of liquidity. We further noted, under the one year guidance, we should reasonably expect the auction rate securities to be liquidated as of or prior to May 31, 2009 which we believed was not unreasonable.
     Since at June 30, 2008 there was no definitive evidence as to when liquidity would return to the auction rate securities market, and in the absence of definitive GAAP guidance as to how to classify assets that were not realized in the previous business cycle outside of the control of the Company’s management, we considered the additional guidance contained in paragraph 6 of Chapter 3A of ARB 43 to make our classification determination.
     In accordance with paragraph 6 of Chapter 3A of ARB 43, as noted in our previous response to comment #4 in your letter dated August 26, 2008, there were no circumstances, or change in circumstances at the assumed beginning date of the June 1, 2008 operating cycle that specifically excluded them from current classification.

Securities and Exchange Commission
Attention: Messrs. Todd and McCann
December 22, 2008

•	As referred to in the next to last paragraph of your response, please tell us about your evaluation of “current market conditions” and discussions with investment managers leading you to conclude that current asset classification is appropriate in light of the current illiquidity of the investments.
     In addition to the consideration given above to the classification guidance contained in Chapter 3A of ARB 43 we considered several other factors. This included our ability (in the context of not restricted as to use) and intent, as evidenced by our recurring open sell orders to liquidate our auction rate securities at all previous and subsequent auction dates; the settlement announcements during that period of several large investment banks including JP Morgan (the holder of our securities) which ultimately didn’t apply to our holdings; the review of several other issuer’s financial statements that held auction rate securities at June 30, 2008 noting some liquidations at par value, with further review of the instruments indicating the underlying assets of the those issuer’s securities had significantly longer maturities (increased default risk in the underlying assets of those securities) than the instruments we hold; that current classification more appropriately reflected the business operations of the Company with additional disclosures in the Form 10-Q sufficiently communicating the current illiquidity; and the income generated on a monthly basis from the interest payments being significantly higher than our monthly disbursements         . Finally, our discussions with our investment manager at the time did not provide any additional significant support in classifying our auction rate securities at June 30, 2008.
•	Tell us how your valuation assumptions are consistent with current asset classifications.
     We believe the classification consideration is consistent with our valuation assumptions as noted throughout these responses.
6.	We refer to your responses to comments 3 and 7. In response to comment 3 you indicate that you determined the fair market value of the auction rate securities by utilizing “a discounted cash flow model to derive an estimate of fair value at June 30, 2008.” Please provide us a summary of the discounted cash flows referenced in your response with an explanation of all significant assumptions.
RESPONSE:
     Please see the Company’s response attached as Annex A in a copy of this letter provided to the Commission under separate cover along with a request for confidential treatment.

Securities and Exchange Commission
Attention: Messrs. Todd and McCann
December 22, 2008

7.	In your response to comment 7 you indicate that “similar instruments have experienced a return of liquidity.” Please further explain to us what you mean by this statement. In that regards, please describe the similar instruments, clarify how those instruments are similar to your investment and explain the evidence you obtained in support of your assertion. Also, tell us the extent to which you considered secondary market transactions in the valuation of these investments.
RESPONSE:
     In determining the appropriate assumptions for use in our cash flow model we considered several factors that would require additional risk premium adjustments. As further consideration, we subsequently reviewed the financial statements of other issuers with auction rate securities to ensure potentially significant items had not been omitted from our valuation model. During this review we noted several issuers had not impaired their auction rate securities and further noted they were able to sell certain portions of their holdings during calendar 2008. The underlying assets of the instruments sold and held (at par value) by other issuers were primarily made up of student loans and other long term assets (in some cases the maturities were between 8 and 40 years) that were partially backed by the US government. We believe our holdings are more desirable since the default risk of the underlying assets in our holdings is significantly lower due to the short maturities and high credit ratings. The supplemental review of other instruments provided no basis for adjustment to our cash flow model.
8.	Please provide us a summary of any discussions with your investment advisors regarding the fair value of your ARS securities as of March 31, 2008 and June 30, 2008. We see that you disclose in the Form 10-K that you in-part considered “pricing provided by the Firms managing our investments.”
RESPONSE:
     Discussions with our investment advisor did not constitute adjustment to our cash flow model used in valuing our auction rate securities at June 30, 2008 or March 31, 2008.
     At March 31, 2008 we received market prices from the third party pricing service used by Bear Stearns indicating that fair value was the par value.

Securities and Exchange Commission
Attention: Messrs. Todd and McCann
December 22, 2008

9.	Please provide us a summary of any discussions with your investment advisors regarding the likelihood that your investments will be redeemed under any of the recently publicized settlements wit issuers.
RESPONSE:
     The discussions with our investment advisor did not provide any reason for us to believe that we would be part of the recently publicized settlements.
10.	Please refer to page 5 of our comment letter dated August 26, 2008. In the third paragraph we request that you include certain representations in your response letter. Please provide on EDGAR a response letter which makes those required representations.
RESPONSE:
     Regarding the Company’s annual report on Form 10-K for the fiscal year ended March 31, 2008 and its Quarterly Report on Form 10-Q for the fiscal period ended June 30, 2008, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ J. Michael Gullard
J. Michael Gullard, Interim Chief Executive Officer
Alliance Semiconductor Corporation

cc:	Peter J. Tennyson, Esq. Paul, Hastings, Janofsky & Walker LLP

Annex A
[**]†

† [**] =	information redacted pursuant to a confidential treatment request. Such omitted information has been filed separately with the Securities and Exchange Commission.